KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended June 30,
	2007	2006
Weighted average number of limited partners’ units on which limited partners’ net income per unit is based: Basic	235.0	221.8
Add: Incremental units under common unit option plan and under contracts to issue units depending on the market price of the units at a future date	—	0.4
Assuming dilution	235.0	222.2

Calculation of Limited Partners’ interest in Net Income:
Net Income	$232.7	$254.4
Less: General Partner’s interest in Net Income	(148.2)	(130.2)
Limited Partners’ interest in Net Income	$84.5	$124.2

Limited Partners’ Net Income per unit:
Basic	$0.36	$0.56
Diluted	$0.36	$0.56

	Six Months Ended June 30,
	2007	2006
Weighted average number of limited partners’ units on which limited partners’ net income per unit is based: Basic	233.0	221.3
Add: Incremental units under common unit option plan and under contracts to issue units depending on the market price of the units at a future date	0.1	0.3
Assuming dilution	233.1	221.6

Calculation of Limited Partners’ interest in Net Income:
Net Income	$83.2	$507.3
Less: General Partner’s interest in Net Income	(284.3)	(259.8)
Limited Partners’ interest in Net Income	$(201.1)	$247.5

Limited Partners’ Net Income per unit:
Basic	$(0.86)	$1.12
Diluted	$(0.86)	$1.12